UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 25, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 25, 2016, announcing share buy-back transactions.

Istanbul, August 25, 2016

Announcement Regarding the Share Buy-back Transactions

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Within the scope of our Board of Directors’ share buy-back decision on July 27, 2016, our company purchased a total of 486,575 shares at a price range of TRY 9.78-9.95 totaling TRY 4,780,045 on August 24, 2016. With this transaction, our ratio of shares in company capital have reached 0.02%.

The details of the transaction are listed below.

Transaction Date	Type of Transaction	Nominal Value of Shares Subject to Transaction (TRY)	Transaction Price (TRY / Unit)	Transaction Value (TRY)	Nominal Value of Shares Owned Before Transaction (TRY)	Ratio of Shares Owned in Company Capital Before Transaction (TRY)	Nominal Value of Shares Owned After Transaction (TRY)	Ratio of Shares Owned in Company Capital After Transaction (TRY)
24.08.2016	Buy	25,000	9.78	244,500	0	0.00%	25,000	0.00%
24.08.2016	Buy	188,000	9.79	1,840,520	25,000	0.00%	213,000	0.01%
24.08.2016	Buy	45,964	9.80	450,447	213,000	0.01%	258,964	0.01%
24.08.2016	Buy	13,000	9.81	127,530	258,964	0.01%	271,964	0.01%
24.08.2016	Buy	35,000	9.82	343,700	271,964	0.01%	306,964	0.01%
24.08.2016	Buy	30,000	9.83	294,900	306,964	0.01%	336,964	0.02%
24.08.2016	Buy	20,918	9.84	205,833	336,964	0.02%	357,882	0.02%
24.08.2016	Buy	53,082	9.85	522,858	357,882	0.02%	410,964	0.02%
24.08.2016	Buy	9,983	9.88	98,632	410,964	0.02%	420,947	0.02%
24.08.2016	Buy	9,036	9.89	89,366	420,947	0.02%	429,983	0.02%
24.08.2016	Buy	20,000	9.91	198,200	429,983	0.02%	449,983	0.02%
24.08.2016	Buy	10,000	9.92	99,200	449,983	0.02%	459,983	0.02%
24.08.2016	Buy	6,575	9.93	65,290	459,983	0.02%	466,558	0.02%
24.08.2016	Buy	10,000	9.94	99,400	466,558	0.02%	476,558	0.02%
24.08.2016	Buy	10,017	9.95	99,669	476,558	0.02%	486,575	0.02%

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 26, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 26, 2016	By:	/s/ Ilter Terzioglu
	Name:	Ilter Terzioglu
	Title:	Strategy Executive Vice President